TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	26

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at November 30, 2021 and August 31, 2021
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NOVEMBER 30, 2021	AUGUST 31, 2021
ASSETS
Current assets
Cash	$99,710	$55,365
Short-term investments (Note 4)	68,325	128,190
Accounts receivable (Note 5)	26,111	21,035
Loan receivable (Note 6)	—	250
Biological assets (Note 7)	12,001	12,122
Inventories (Note 8)	34,419	36,696
Prepaid expenses and deposits	6,689	6,957
	247,255	260,615

Restricted funds (Note 25)	30,422	31,109
Property, plant and equipment (Note 9)	239,537	235,939
Intangible assets and goodwill (Note 10)	16,664	17,046
Deferred charges and deposits (Note 9)	5,592	3,195
Investments in associates (Note 16)	4,884	5,028
Net investment in sublease (Note 5 and Note 15(ii))	1,011	1,085
	$545,365	$554,017

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$27,003	$23,436
Provisions (Note 11)	2,338	2,750
Current portion of long-term debt (Note 12)	80	80
	29,421	26,266

Long-term debt (Note 12)	211	230
Derivative liabilities (Note 13)	24,829	37,527
Other long-term liabilities (Note 15)	8,219	10,189
	62,680	74,212

SHAREHOLDERS' EQUITY
Share capital (Note 14)	734,331	730,803
Equity reserves (Note 14)	25,381	24,724
Accumulated other comprehensive loss	(78)	(78)
Accumulated deficit	(276,949)	(275,644)
	482,685	479,805
	$545,365	$554,017

Subsequent events (Note 28)

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    1

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the three months ended November 30, 2021 and 2020
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NOVEMBER 30, 2021	NOVEMBER 30, 2020
REVENUE
Gross revenue (Note 20)	$44,345	$25,280
Excise taxes	(13,967)	(5,949)
Net revenue	30,378	19,331
Cost of sales (Note 8 and Note 21)	27,924	23,173
Gross margin before fair value adjustments (Note 8)	2,454	(3,842)
Realized fair value on inventories sold and other inventory charges	(12,313)	(12,718)
Unrealized gain (loss) on changes in fair value of biological assets (Note 7)	10,469	(114)
Gross margin	610	(16,674)

OPERATING EXPENSES
General and administrative (Note 23)	7,984	6,802
Sales and marketing	4,660	3,672
Research and development	1,015	646
Share-based compensation (Note 14(iv))	674	419
Total operating expenses	14,333	11,539

LOSS FROM OPERATIONS	(13,723)	(28,213)
Financing costs	83	1,588
Investment income	(326)	(116)
Government subsidies (Note 24)	—	(1,832)
Share of loss from investments in associates (Note 16)	144	242
Impairment of loan receivable (Note 6)	250	—
Loss on disposal of property, plant and equipment	311	—
Change in fair value of contingent consideration (Note 15(i))	(182)	36
Share issue costs allocated to derivative liabilities (Note 13)	—	803
Change in fair value of derivative liabilities (Note 13)	(12,698)	4,672
Legal provision (Note 22)	—	730
Loss before tax	(1,305)	(34,336)
Income tax expense
Deferred, net	—	—

NET LOSS	$(1,305)	$(34,336)
Other comprehensive (loss) income
Foreign currency translation gain, net of tax	—	71

COMPREHENSIVE LOSS	$(1,305)	$(34,265)
Net loss per common share, basic (Note 14 (v))	$(0.004)	$(0.170)
Net loss per common share, diluted (Note 14 (v))	$(0.004)	$(0.170)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    2

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three months ended November 30, 2021 and 2020
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2020	194,511,061	$420,673	$23,744	$50	$(144,940)	$299,527
Unit financing net of issue costs of $3,502	37,375,000	52,747	—	—	—	52,747
Share-based compensation (Note 14 (iv))	—	—	536	—	—	536
Exercise of stock options (Note 14 (iii))	181,500	188	(80)	—	—	108
Exercise of restricted share units (Note 14 (iii))	20,658	100	(100)	—	—	—
Foreign currency translation gain, net of tax	—	—	—	71	—	71
Net loss	—	—	—	—	(34,336)	(34,336)
Balance - November 30, 2020	232,088,219	$473,708	$24,100	$121	$(179,276)	$318,653

Balance - September 1, 2021	298,786,023	$730,803	$24,724	$(78)	$(275,644)	$479,805
Shares issued to EIC milestones, net of issue costs of $12 (Note 14 (iii) and Note 26)	1,039,192	3,488	—	—	—	3,488
Share-based compensation (Note 14 (iv))	—	—	680	—	—	680
Exercise of stock options (Note 14 (iii))	22,584	31	(14)	—	—	17
Exercise of restricted share units (Note 14 (iii))	937	5	(5)	—	—	—
Exercise of performance share units (Note 14 (iii))	618	4	(4)	—	—	—
Net loss	—	—	—	—	(1,305)	(1,305)
Balance - November 30, 2021	299,849,354	$734,331	$25,381	$(78)	$(276,949)	$482,685

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    3

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended November 30, 2021 and 2020
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NOVEMBER 30, 2021	NOVEMBER 30, 2020 (Note 29)
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net loss	$(1,305)	$(34,336)
Items not affecting operating cash:
Share-based compensation (Note 14 (iv))	680	606
Depreciation and amortization (Note 9 and Note 10)	6,067	5,269
Loss (gain) on disposal of property, plant and equipment	311	(7)
Impairment loss (Note 6)	250	—
Realized fair value on inventories sold and other inventory charges	12,313	12,718
Unrealized changes in fair value of biological assets (Note 7)	(10,469)	114
Financing costs	83	1,588
Investment income	(326)	(116)
Share of loss from investments in associates (Note 16)	144	242
Change in fair value of contingent consideration (Note 15(i))	(182)	36
Change in fair value of derivative liabilities (Note 13)	(12,698)	4,672
Share issue costs allocated to derivative warrants (Note 13)	—	803
Changes in non-cash working capital:
Net change in accounts receivable	(5,170)	2,230
Net change in biological assets	(871)	(211)
Net change in inventories	1,425	5,217
Net change in accounts payable and accrued liabilities	582	(322)
Net change in provisions	(412)	730
Net change in prepaid expenses and deferred charges	237	1,061
Net cash (used in) provided by operating activities	(9,341)	294

FINANCING ACTIVITIES
Proceeds from unit financing, net of issue costs (Note 13)	—	64,839
Share issue costs (Note 14(iii))	(12)	—
Payment of lease liabilities, net of sublease receipts (Note 15(ii))	(254)	(317)
Payment of long-term debt (Note 12)	(21)	(5)
Stock options and warrants exercised (Note 14(iii))	17	108
Interest and fees paid on long-term debt	—	(1,432)
Net cash (used in) provided by financing activities	(270)	63,193

INVESTING ACTIVITIES
Proceeds from short-term investments	60,000	20,072
Investment income	289	101
Investments in associates	—	(2,537)
Restricted funds	687	—
Proceeds on sale of property, plant and equipment	—	14
Purchase of property, plant and equipment (Note 9)	(7,004)	(1,813)
Purchase of intangible assets (Note 10)	(16)	(24)
Net cash provided by investing activities	53,956	15,813

INCREASE IN CASH	$44,345	$79,300
CASH POSITION
Beginning of period	$55,365	$24,600
End of period	$99,710	$103,900

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    4

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended November 30, 2021 and 2020
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office and the registered address of the Company is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; and (iii) The Edibles and Infusions Corporation (“EIC”), a cannabis processor of confectionary goods. Organigram Inc. was incorporated under the Business Corporation Act (New Brunswick), on March 1, 2013. Organigram Holdings Inc. was incorporated under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. The Edibles and Infusions Corporation was incorporated under the Business Corporation Act (Ontario) on September 20, 2018.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The accounting policies applied are consistent with those applied in the annual consolidated financial statements.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on January 10, 2022.

ii.Basis of measurement
These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, contingent share consideration, and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the Company. The results of subsidiaries acquired during the period are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost.

iv.COVID-19 estimation uncertainty
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”), a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, continued to disrupt the Company’s operations during the three months ended November 30, 2021.

The production and sale of cannabis and cannabis-derived products have been recognized as essential services across Canada, however COVID-19 related challenges have persisted, including, but not limited to, reduced staffing levels, production inefficiencies resulting from increased health and safety measures, and limited supply chain issues. For the three months ended November 30, 2021, the Company did not record any adjustments to the carrying value of its assets that were directly related to the COVID-19 pandemic.

Due to the ongoing developments and uncertainty surrounding COVID-19, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, and/or its operating results in the future. In addition, it is possible that estimates in the Company’s condensed consolidated interim financial statements will change in the near-
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    5

term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, further impairment of inventories and long-lived assets including intangible assets. The Company is closely monitoring the impact of COVID-19 on all aspects of its business.

v.Foreign currency translation
Functional and presentation currency
These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH as described in Note 16, for which the functional currency has been determined to be Euros.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the condensed consolidated interim statements of operations and comprehensive loss.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive (loss) income in the accumulated other comprehensive income (loss) account.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

3.     SIGNIFICANT ACCOUNTING POLICIES
Future changes to accounting standards
The following IFRS standards have been recently issued by the IASB with an effective date after August 31, 2022 and have not yet been adopted by the Company. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 8: Definition of Accounting Estimate
The amendments introduced a new definition for accounting estimates, clarifying that the estimates are monetary amounts in the financial statements that are subject to measurement uncertainty which is defined as an uncertainty that arises when monetary amounts in financial reports cannot be observed directly and must instead be estimated. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
The IASB has issued amendments to IAS 1 and IFRS Practice Statement 2 on the application of materiality to disclosure of accounting policies in deciding which accounting policies to disclose in the financial statements. The key amendments to IAS 1 include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are immaterial and need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are material to the Company’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Company applies the amendments
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    6

to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendments will be effective for the annual period beginning on or after January 1, 2023 and the Company has chosen not to early adopt the amendments. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract
The amendments specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply retrospectively for annual reporting period beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use
The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that assets for its intended use. The company will recognize such sales proceeds and related costs in profit and loss. The amendments apply retrospectively for annual reporting period beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IFRS 9: Financial Instruments
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The Company applies the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

Amendments to IAS 41: Agriculture
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendments remove the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the condensed consolidated interim financial statements.

4.     SHORT TERM INVESTMENTS
The Company’s short-term investments included the following on November 30, 2021 and August 31, 2021:

DESCRIPTION	INTEREST %	NOVEMBER 30, 2021	AUGUST 31, 2021
GIC - maturing November 2, 2021	0.50%	—	60,000
GIC - maturing May 4, 2022	0.70%	60,243	60,138
GIC - maturing May 27, 2022	1.50%	8,062	8,032
Bond - Canada Revenue Agency		20	20
		$68,325	$128,190

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    7

5.    ACCOUNTS RECEIVABLE
The Company’s accounts receivable included the following balances as of November 30, 2021 and August 31, 2021:

	NOVEMBER 30, 2021	AUGUST 31, 2021
Gross trade receivables	$25,676	$20,915
Less: reserves for product returns and price adjustments	(1,180)	(710)
Trade receivables	24,496	20,205
Sales taxes receivable	779	195
Sublease rental receivable (Note 15)	292	288
Accrued investment income	—	99
Government programs	—	187
Other accounts receivable	544	61
	$26,111	$21,035

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy (“CEWS”), which subsidizes up to 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose businesses had been affected by COVID-19 in order to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. For the three months ended November 30, 2021, under this program, the Company applied for $nil (November 30, 2020 - $1,832) in wage subsidies, of which $nil (August 31, 2021 -$178) is included under government programs above.

On October 9, 2020, Department of Finance Canada announced the Canada Emergency Rent Subsidy ("CERS"), which provides support to qualifying tenants and property owners in the form of a rent subsidy that is made available to organizations that continue to endure declining revenues, subsidizing up to 65% of eligible property expenses retroactive to September 27, 2020 to Canadian companies whose businesses had been affected by COVID-19. For the three months ended November 30, 2021, under this program, the Company applied for $nil (November 30, 2020 - $nil), of which $nil (August 31, 2021 -$9) is included under government programs above.

6.     LOAN RECEIVABLE
On July 26, 2019, the Company entered into an advance payment and support agreement (“Payment Agreement”) with 703454 N.B. Inc. (carrying on business as 1812 Hemp) (“1812 Hemp”). Under the terms of the Payment Agreement, the Company advanced $3,000 to 1812 Hemp in the form of a secured loan. This amount may be applied against future purchases of hemp under a Supply Agreement. The aggregate amount of advances outstanding accrued interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid. At November 30, 2020, $2,229 in principal was outstanding under the Payment Agreement, and the Company demanded repayment of the entire amount owing by 1812 Hemp to the Company under the Payment Agreement. At August 31, 2021, management reassessed 1812 Hemp's liquidation value and as a result, an impairment of $1,979 was recorded against the loan receivable, bringing the carrying value of the loan receivable to $250. At November 30, 2021, the balance was re-evaluated and an impairment charge of $250 was recorded as a result of the recoverable amount estimated to be $nil, reducing the balance receivable to $nil.

7.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of November 30, 2021 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2021	$5,765	$6,357	$12,122

Unrealized gain on changes in fair value of biological assets	—	10,469	10,469
Production costs capitalized	11,477	—	11,477
Transfer to inventory upon harvest	(10,606)	(11,461)	(22,067)
Balance, November 30, 2021	$6,636	$5,365	$12,001

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the expected selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 19), are used in determining the fair value of biological assets:
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    8

i.average net selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.expected yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the weighted average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of November 30, 2021, it is expected that the Company’s biological assets will yield 13,779 kg (August 31, 2021 – 11,368 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	NOVEMBER 30, 2021		AUGUST 31, 2021		SENSITIVITY	NOVEMBER 30, 2021	AUGUST 31, 2021
Average net selling price per gram	$2.16		$2.54		Increase or decrease by $1.00 per gram	$5,509	$4,764
Average yield per plant	139	grams	129	grams	Increase or decrease by 10 grams	$857	$937

The average yield per plant at November 30, 2021 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

8.     INVENTORIES
The Company’s inventories are comprised of the following balances as of November 30, 2021 and August 31, 2021:

	NOVEMBER 30, 2021
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,134	$945	$2,079
Dry cannabis
Available for packaging	9,560	4,566	14,126
Packaged inventory	3,276	1,813	5,089
Flower and trim available for extraction	1	2	3
Concentrated extract	3,695	1,244	4,939
Formulated extracts
Available for packaging	376	154	530
Packaged inventory	2,575	97	2,672
Packaging and supplies	4,981	—	4,981
	$25,598	$8,821	$34,419

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    9

	AUGUST 31, 2021
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,387	$1,303	$2,690
Dry cannabis
Available for packaging	9,736	5,303	15,039
Packaged inventory	3,922	1,749	5,671
Flower and trim available for extraction	456	329	785
Concentrated extract	3,009	733	3,742
Formulated extracts
Available for packaging	462	161	623
Packaged inventory	2,028	95	2,123
Packaging and supplies	6,023	—	6,023
	$27,023	$9,673	$36,696

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, and beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the three months ended November 30, 2021 was $21,153 (November 30, 2020 - $13,523). The amount of inventory provisions and plant waste for the three months ended November 30, 2021 was $3,523 (November 30, 2020 - $4,540), which includes, provisions for excess and unsaleable inventories of $1,845 (November 30, 2020 - $3,051), adjustments to net realizable value of $467 (November 30, 2020 - $75) and plant waste of $1,211 (November 30, 2020 - $1,414), which comprised of the production or purchase costs of these inventories and biological assets.

The amount of realized fair value on inventories sold and other inventory charges for the three months ended November 30, 2021 was $12,313 (November 30, 2020 - $12,718), including realized fair value on inventories sold of $9,083 (November 30, 2020 - $4,613). Inventory provisions to adjust to net realizable value during the three months ended November 30, 2021 were $3,697 (November 30, 2020 - $8,180), consisting of $467 (November 30, 2020 - $75) recognized in cost of sales and $3,230 (November 30, 2020 - $8,105) recognized in fair value adjustments.

9.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, August 31, 2021	$4,075	$135,763	$2,092	$139,410	$10,323	$5,317	$296,980
Additions	—	858	4,936	1,267	138	2,610	9,809
Construction completed	—	25	(25)	—	—	—	—
Disposals	—	(42)	—	(402)	—	—	(444)
Balance, November 30, 2021	$4,075	$136,604	$7,003	$140,275	$10,461	$7,927	$306,345

Accumulated depreciation
Balance, August 31, 2021	$—	$(13,659)	$—	$(41,647)	$(4,578)	$(1,157)	$(61,041)
Depreciation	—	(1,397)	—	(3,887)	(410)	(206)	(5,900)
Disposals	—	—	—	133	—	—	133
Balance, November 30, 2021	$—	$(15,056)	$—	$(45,401)	$(4,988)	$(1,363)	$(66,808)

Net book value
August 31, 2021	$4,075	$122,104	$2,092	$97,763	$5,745	$4,160	$235,939
November 30, 2021	$4,075	$121,548	$7,003	$94,874	$5,473	$6,564	$239,537

Included in deferred charges and deposits is $5,554 (August 31, 2021 - $3,188) for deposits paid to secure the acquisition of manufacturing equipment, the amounts will be recorded into property, plant and equipment as equipment is received.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    10

Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	NOVEMBER 30, 2021	NOVEMBER 30, 2020
Additions	$9,809	$1,525
Additions related to right-of-use lease assets	(2,610)	—
Net change in deferred charges and deposits related to purchases of property, plant and equipment	2,366	—
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(2,561)	288
Purchase of property, plant and equipment	$7,004	$1,813

10.    INTANGIBLE ASSETS AND GOODWILL

	GOODWILL	SUPPLY AGREEMENT	LICENSE AGREEMENTS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost
Balance, August 31, 2021	$14,321	$227	$2,298	$878	$585	$18,309
Acquisitions through business combination (Note 26)	(231)	—	—	—	—	(231)
Additions	—	—	—	16	—	16
Disposal	—	(227)	—	—	—	(227)
Balance, November 30, 2021	$14,090	$—	$2,298	$894	$585	$17,867

Accumulated amortization
Balance, August 31, 2021	$—	$(227)	$(373)	$(614)	$(49)	$(1,263)
Amortization	—	—	(105)	(33)	(29)	(167)
Disposal	—	227	—	—	—	227
Balance, November 30, 2021	$—	$—	$(478)	$(647)	$(78)	$(1,203)

Net book value
August 31, 2021	$14,321	$—	$1,925	$264	$536	$17,046
November 30, 2021	$14,090	$—	$1,820	$247	$507	$16,664

11.     PROVISIONS

LEGAL PROVISION
Balance - August 31, 2021	$2,750
Payments	(412)
2,338
Less: current portion	(2,338)
Balance - November 30, 2021	$—

The Company has estimated an overall provision for litigation. Provisions are calculated based on a current estimate of the amount that will be incurred in settling outstanding legal matters. The legal provision as at November 30, 2021 includes a reserve for legal proceedings described in Note 22.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    11

12.    LONG-TERM DEBT

	NOVEMBER 30, 2021	AUGUST 31, 2021
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7-year amortization, bearing interest at an interest rate of 0%	256	272
Vehicle loans - 5-year term maturing June 17, 2024	53	58
Deferred financing costs	(18)	(20)
	291	310
Less: current portion of long-term debt	(80)	(80)
Long-term portion	$211	$230

Principal repayments required on the Company's remaining long-term debt for the next five years as at November 30, 2021 are as follows:

Less than 1 year	$80
1 to 2 years	80
2 to 3 years	75
3 to 4 years	60
4 to 5 years	14
Thereafter	—
Total	$309

13.    DERIVATIVE LIABILITIES
i.Warrants
On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,143 (the “Offering”). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 18,687,500 Warrants being issued. Each Warrant is exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive income (loss) at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $803 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the unit offering.

There were no exercises of Warrants during the three months ended November 30, 2021 (November 30, 2020 - nil). As at November 30, 2021, the Company revalued the remaining derivative liabilities at an estimated fair value of $22,967 (August 31, 2021 – $35,019). The Company recorded a decrease in the estimated fair value of the derivative liabilities for the three months ended November 30, 2021 of $12,052 (November 30, 2020 - an increase of $4,672).

The Company’s derivative liabilities included the following balances and changes in the carrying value of Warrants as of November 30, 2021:

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    12

	NUMBER OF WARRANTS	AMOUNT
Balance - August 31, 2021	16,943,650	$35,019
Revaluation of Warrants	—	(12,052)
Balance - November 30, 2021	16,943,650	$22,967

The following inputs were used to estimate the fair value of the Warrants at November 30, 2021 and August 31, 2021:

	NOVEMBER 30, 2021	AUGUST 31, 2021
Risk free interest rate	1.05%	0.45%
Life of Warrants (years)	1.95	2.20
Market price of Common Shares	$2.61	$3.38
Expected future volatility of Common Shares	97.40%	100.00%
Fair value per warrant	$1.36	$2.07

As at November 30, 2021, if the volatility increased by 10%, then the change in estimated fair value of the Warrants and net loss would increase by $1,846, or if it is decreased by 10%, the change in estimated fair value of the Warrants and net loss would decrease by $1,936.

ii.    Top-up Rights
On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco plc (together "BAT"), the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%.

Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at November 30, 2021, the Company revalued the Top-up Rights at an estimated fair value of $1,862 (August 31, 2021 – $2,508). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the three months ended November 30, 2021 of $646 (November 30, 2020 - $nil).

	NUMBER OF TOP-UP RIGHTS	AMOUNT
Balance - August 31, 2021	6,558,539	$2,508
Granted	136,467	—
Revaluation of Top-up Rights	—	(646)
Balance - November 30, 2021	6,695,006	$1,862

The following inputs were used to estimate the fair value of the Top-up Rights at November 30, 2021, and August 31, 2021:

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    13

	NOVEMBER 30, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.59 - $9.63	$2.50	$—	$—
Risk free interest rate	0.95% - 1.38%	1.01%	1.48%	1.47%
Expected future volatility of Common Shares	90.00% - 105.00%	105.00%	90.00%	90.00%
Expected life(1)	1.73 - 4.23	1.95	5.35	5.13
Forfeiture rate	10%	—%	25%	—%

	AUGUST 31, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.59 - $9.64	$2.50	$—	$—
Risk free interest rate	0.40% - 0.76%	0.46%	0.92%	0.88%
Expected future volatility of Common Shares	90.00% - 110.00%	105.00%	85.00%	90.00%
Expected life(1)	1.85 - 4.16	2.20	5.61	5.18
Forfeiture rate	10%	—%	25%	—%

Note 1: Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 14(iv).

14.    SHARE CAPITAL
i.    Authorized share capital
The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of Common Shares, are fully paid and non-assessable.

ii.    Issued share capital
As at November 30, 2021, the Company’s issued and outstanding share capital consisted of 299,849,354 (August 31, 2021 – 298,786,023) Common Shares with a carrying value of $734,331 (August 31, 2021 - $730,803).

iii.    Issuances of share capital
The Edibles and Infusions Corporation Acquisition
On April 6, 2021, the Company acquired EIC as described in Note 26, for share consideration. On September 8, 2021, the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement. The fair value of the Common Shares issued was based on the 5-day volume-weighted average listed share price of the Company of $3.37 per share for a total of $3,500. Share issuance costs incurred were $12 related to listing fees and were allocated to the Common Shares recorded in share capital.

Exercise of stock options
During the three months ended November 30, 2021, 22,584 (November 30, 2020 – 181,500) share options were exercised at an average exercise price of $0.75 (November 30, 2020 - $0.60) for cash proceeds of $17 (November 30, 2020 - $108) and an increase of $31 (November 30, 2020 - $188) to share capital and a decrease to equity reserves of $14 (November 30, 2020 - $80).

Exercise of restricted share units ("RSU")
During the three months ended November 30, 2021, 1,483 (November 30, 2020 – 20,658) RSUs were exercised for an increase of $5 (November 30, 2020 - $100) to share capital and a decrease to equity reserves of $5 (November 30, 2020 - $100).

Exercise of performance share units ("PSU")
During the three months ended November 30, 2021, 978 (November 30, 2020 – nil) PSUs were exercised for an increase of $4 (November 30, 2020 - $nil) to share capital and a decrease to equity reserves of $4 (November 30, 2020 - $nil).

Exercise of warrants
During the three months ended November 30, 2021, certain holders exercised nil (November 30, 2020 - nil) Warrants at $2.50 per share for as described in Note 13, cash proceeds of $nil (November 30, 2020 - $nil) and an increase to share capital of $nil (November 30, 2020 - $nil).

iv.    Share-based compensation
On February 25, 2020 (the “Approval Date”), the Company’s shareholders approved a new omnibus equity incentive plan (the “New Equity Incentive Plan”) that governs grants made on or after the Approval Date. Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted including the Company’s 2011 stock option plan and its 2017 equity incentive plan (the “2017 Equity Incentive Plan”), however, no new grants may be made under such plans.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    14

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory and amounts amortized from prepaid expenses and deferred charges, for the three months ended November 30, 2021 were $680 (November 30, 2020 – $606).

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the three months ended November 30, 2021:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2021	7,797,273	3.84
Granted	520,000	$2.85
Exercised	(22,584)	$0.75
Cancelled / Forfeited	(188,414)	$5.63
Balance - November 30, 2021	8,106,275	$3.74

The following is a summary of the outstanding stock options as at November 30, 2021:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$0.30 - $1.10	579,183	3.2	579,183
$1.11 - $2.18	881,131	7.7	532,065
$2.19 - $2.44	1,616,971	6.8	1,318,338
$2.45 - $3.61	1,894,728	7.8	1,199,795
$3.62 - $5.08	1,826,011	7.2	1,538,210
$5.09 - $8.02	561,251	6.9	561,251
$8.03 - $11.27	747,000	7.5	734,536
	8,106,275	7.0	6,463,378

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average contractual remaining life of 7.0 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory and amounts amortized from prepaid expenses and deferred charges, for the three months ended November 30, 2021 were $569 (November 30, 2020 – $386) related to the Company’s stock option plan. The fair value of options granted during the three months ended November 30, 2021 was $934 (November 30, 2020 - $nil). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which typically ranges from two to three year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

The following is the range of assumptions for the three months ended November 30, 2021 and 2020:

	NOVEMBER 30, 2021	NOVEMBER 30, 2020
Risk free interest rate	1.18% - 1.24%	no issuances
Expected life of options	5.0 - 6.0 years	no issuances
Expected annualized volatility	87% - 89%	no issuances
Expected dividend yield	—	no issuances
Forfeiture rate	11.4%	no issuances

Expected volatility was estimated by using the weighted average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan
As of November 30, 2021, the Company has granted both RSUs and PSUs under the 2017 Equity Incentive Plan and under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    15

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2021	1,186,172
Granted	391,248
Exercised	(1,483)
Cancelled / Forfeited	(9,922)
Balance - November 30, 2021	1,566,015

The estimated fair value of the equity settled RSUs granted during the three months ended November 30, 2021 was $1,066 (November 30, 2020 - $nil), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of one and three years for most grants. For the three months ended November 30, 2021, $334 (November 30, 2020 - $392) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - August 31, 2021	471,847
Granted	169,843
Exercised	(978)
Cancelled / Forfeited	(308,413)
Balance - November 30, 2021	332,299

The estimated fair value of the equity settled PSUs granted during the three months ended November 30, 2021 was $194 (November 30, 2020 - $nil), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is during the year granted. For the three months ended November 30, 2021, $(223) (November 30, 2020 - $(4)) has been recognized as share-based compensation expense.

v.    Loss per share
Loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the period.

Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of Common Shares outstanding and all additional Common Shares, excluding any Common Shares to be issued under the contingent share consideration agreement, that would have been outstanding if potentially dilutive Common Shares had been issued during the period.

The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of Common Shares, used in the calculation of basic loss per share for the three months ended November 30, 2021 and November 30, 2020 is as follows:

	NOVEMBER 30, 2021	NOVEMBER 30, 2020
Weighted average number of shares used in basic loss per share	299,747,914	202,019,622
Stock options	1,226,785	317,260
Warrants	2,307,784	—
Top-up rights	849,363	—
Restricted share units	1,269,060	739,003
Performance share units	272,441	116,259
Weighted average number of shares used in diluted loss per share	305,673,347	203,192,144

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    16

The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but that were not included in the computation of diluted net loss per share because to do so would have decreased the net loss per share (anti-dilutive) are as follows:

	NOVEMBER 30, 2021	NOVEMBER 30, 2020
Stock options	4,412,779	7,246,339
Top-up rights	1,225,809	—
Warrants	—	18,687,500
	5,638,588	25,933,839

15.    OTHER LONG-TERM LIABILITIES
The carrying value of other long-term liabilities consists of:

	NOVEMBER 30, 2021	AUGUST 31, 2021
Contingent share consideration (i)	$5,356	$5,538
Lease liabilities (ii)	2,863	4,651
	$8,219	$10,189

i.    Contingent share consideration
In connection with the Company’s investment in alpha-cannabis® Pharma GmbH as described in Note 16, the Company has a commitment to deliver additional consideration of up to €875 in the form of the Company’s common shares contingent on the achievement of certain gross margin-based milestones. At November 30, 2021, there was no change in the fair value of the contingent liability resulting in $nil amount recorded in the statement of operations and comprehensive loss for the three months ended November 30, 2021 (November 30, 2020 – gain of $36). At November 30, 2021, the outstanding balance is $nil.

In connection with the Company's acquisition of the Edibles and Infusions Corporation as described in Note 26, the Company had commitments to deliver additional consideration of up to $13,000 in the form of the Company's Common Shares contingent on the achievement of certain milestones. On September 8, 2021, the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement. The fair value of the Common Shares issued was based on the 5-day volume-weighted average listed share price of the Company of $3.37 per share for total of $3,500. At November 30, 2021, the Company revalued the remaining contingent liability and recorded a corresponding gain in the statement of operations and comprehensive loss of $182 (November 30, 2020 - $nil), and the outstanding balance of $5,356.

ii.    Leases
The Company records its lease liabilities in accordance with IFRS 16, and as a result recognizes the right-of-use (“ROU”) assets and lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 9) with current and long-term portion of lease liabilities recorded under accounts payable and accrued liabilities and other liabilities, respectively.

On March 13, 2020, the Company entered into a lease amending agreement for its Toronto corporate office: i) extending the term of its existing 5,007 square feet of office space lease (the “Existing Premises”) originally expiring on August 31, 2020; and ii) leasing an additional 6,572 square feet of office space adjacent to the Existing Premises (the “Additional Premises”). The term of the lease for Existing Premises was extended for a period of five years and two months commencing on September 1, 2020 and expiring on October 31, 2025. As this amending lease agreement for the Existing Premises is effectively a modification to the original lease agreement, the Company has recognized the ROU asset and corresponding lease liability pertaining to the Existing Premises as of the effective date of the lease amending agreement, which was March 13, 2020. Since the Additional Premises are considered an entirely new lease, the Company recognized the ROU assets and corresponding lease liabilities with respect to these premises on September 1, 2020.

On April 21, 2020, the Company, as sub-landlord, entered into a sublease agreement with a subtenant pursuant to which the Company agreed to sublease 3,099 square feet of its Additional Premises noted above for a period of five years and two months less a day commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $251 per annum for an aggregate rental income of $1,296 over the term of the sublease. Under the terms, both parties have the mutual right to terminate the sublease upon six months’ written notice to either party, which shall not occur prior to August 31, 2023. This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statement of financial position.

On July 16, 2020, the Company, as sub-landlord, entered into a sublease agreement with a subtenant pursuant to which the Company agreed to sublease 3,473 square feet of its Additional Premises for a period of five years and two months less a day commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $282 per annum for an
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    17

aggregate rental income of $1,431 over the term of the sublease. Under the terms, the Company has a right to terminate the sublease upon six months’ written notice to the subtenant, which could not occur prior to April 30, 2021, whereas the subtenant has a right to terminate the sublease upon eight months’ written notice to the sublandlord, which shall not occur prior to February 28, 2022. This sublease agreement resulted in the recognition of a net investment in sublease by the Company under long-term assets in the statements of financial position.

On April 6, 2021, through the acquisition of EIC as described in Note 26, the Company acquired the lease of a 51,585 square foot manufacturing facility in Winnipeg, Manitoba wherein EIC is the lessee. The lease agreement commenced on June 1, 2019, with the lease end date of May 31, 2029 and included an option to purchase for $4,000 prior to June 1, 2022. At the date of acquisition, the right-of-use asset acquired and lease liability assumed were recorded at fair value of $2,153, based on the initial term of the lease. At November 30, 2021, management became reasonably certain of exercising the purchase option and remeasured the lease liability, resulting in an increase of $1,952, with an equal adjustment to the right-of-use asset.

On September 30, 2021, the Company entered into a lease amending agreement for its Ottawa office, extending the lease term originally expiring on December 31, 2021. The term of the lease was extended for a period of one year, commencing on January 1, 2022 and expiring on January 1, 2023. As this amending lease agreement is effectively a modification to the original lease agreement, the Company has recognized an increase to the ROU asset and corresponding lease liability as of the effective date of the lease amending agreement.

The following is a continuity schedule of lease liabilities for the three months ended November 30, 2021 and year ended August 31, 2021:

	NOVEMBER 30, 2021	AUGUST 31, 2021
Opening balance, September 1	$5,635	$3,705
Acquisitions through business combination (Note 26)	—	1,742
Lease additions	2,379	1,541
Lease payments	(343)	(1,682)
Interest expense on lease liabilities	100	329
Ending balance	7,771	5,635
Current portion (included in accounts payable and accrued liabilities)	(4,908)	(984)
Long-term portion (included in other liabilities)	$2,863	$4,651

The undiscounted contractual payments relating to the current and future lease liabilities at November 30, 2021 is:

Less than 1 year	$5,216
1 to 2 years	1,045
2 to 3 years	938
3 to 4 years	705
4 to 5 years	131
Thereafter	339
Total	$8,374

The undiscounted contractual payments relating to the current and future sub-lease receivables at November 30, 2021 is:

Less than 1 year	$355
1 to 2 years	355
2 to 3 years	355
3 to 4 years	326
4 to 5 years	—
Thereafter	—
Total undiscounted lease receivable	1,391
Unearned finance income	(88)
1,303
Less: current portion (included in accounts receivable (Note 5))	(292)
Net investment in sub-lease	$1,011

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16.    INVESTMENTS IN ASSOCIATES
The carrying value of investments in associates consists of:

	ALPHA-CANNABIS PHARMA GMBH[3] (a)	EVIANA HEALTH CORPORATION[4]	HYASYNTH BIOLOGICALS INC. (b)	TOTAL
Participating share (1)	25.0%	19.9%	46.7%
Balance, August 31, 2021	$—	$—	$5,028	$5,028
Share of net loss (2)	—	—	(144)	(144)
Balance, November 30, 2021	$—	$—	$4,884	$4,884

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.
Note 2: The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the three months ended November 30, 2021, the Company utilized its associates’ three months ended September 30, 2021 results).
Note 3: During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in alpha-cannabis® Pharma GmbH, resulting in impairment which reduced the carrying value of the investment to $nil.
Note 4: During the year ended August 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana Health Corporation, resulting in impairment which reduced the carrying value of the investment to $nil.
a.alpha-cannabis Pharma GmbH
On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH (“ACG”) pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25.0% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market.

The Company has a commitment to deliver additional consideration of up to €875 in the form of the Company’s Common Shares contingent on the achievement of certain gross margin-based milestones. The Company had estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term derivative liability under other liabilities in the statement of financial position. As at November 30, 2021, the fair value of the contingent share consideration was $nil. Refer to Note 15 for further information.

Concurrent with the Company’s investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers.

During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in ACG. The Company determined the recoverable amount to approximate $nil based on the higher of FVLCD and VIU, as a result of the current financial difficulties including negligible projected revenues for future years; expected cash flow deficits; the lack of GMP certified inventory and a significant decline in ACG's market share, and as such had recorded an impairment loss of $3,266 in the consolidated statement of operations and comprehensive loss for the year ended August 31, 2021.
b.Hyasynth Biologicals Inc.
On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. The first tranche was issued on that date, the second tranche (“Tranche 2”) was issued on October 23, 2020 (as described below), and the third tranche ("Tranche 3") based on the achievement of a specific milestone, which was not met.

Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth’s board of directors, and thereby concluded that the equity method of accounting is appropriate.

Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth’s annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, is secured, and matures on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity.
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Tranches 2 and 3 of the convertible debentures, each of which commits $2,500 for an aggregate of $5,000, have certain production-related milestones that must be achieved within a 24 and 36-month period, respectively, for issuance to occur.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures. This brought the Company’s total face value of convertible debentures investment in Hyasynth to $7,500 at November 30, 2020, which provided the Company with a potential ownership interest of up to 46.7% on a fully diluted basis. The Company has appointed two nominee directors to the board of Hyasynth.

On December 22, 2021, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures bringing the Company's total investment in Hyasynth to $10,000, which provides the Company with a potential ownership interest of up to 48.9% on a fully diluted basis. The proceeds have been designated to advance Hyasynth's production scalability as well as investment in new cannabinoid technologies, business development and company growth. Additionally, certain terms of the previously issued debentures purchased by the Company have been amended.

17.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

Management and Board compensation
For the three months ended November 30, 2021 and 2020, the Company’s expenses included the following management and board compensation:

	NOVEMBER 30, 2021	NOVEMBER 30, 2020
Salaries and consulting fees	$969	$516
Share-based compensation	894	482
Total key management compensation	$1,863	$998

During the three months ended November 30, 2021, 500,000 stock options (November 30, 2020 – nil) were granted to key management personnel with an aggregate fair value of $898 (November 30, 2020 – $nil). In addition, during the three months ended November 30, 2021, 361,942 RSUs (November 30, 2020 – nil), were granted to key management personnel with an aggregate fair value of $995 (November 30, 2020 – $nil). For the three months ended November 30, 2021, 140,537 PSUs, (November 30, 2020 – nil) were issued to key management personnel with an aggregate fair value of $164 (November 30, 2020 – $nil).

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three months ended November 30, 2021, under the PDC Agreement, BAT incurred $706 for direct expenses and the Company incurred $1,175 of direct expenses and capital expenditures for a total of $1,881 related to the Center of Excellence ("CoE"). The Company recorded $637 of these expenditures in the condensed consolidated interim statement of operations and comprehensive loss and $304 of capital expenditures in the condensed consolidated interim statement of financial position. The Company’s accounts receivable includes a net balance owing from BAT of $427.

18.     CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive (loss) income, and accumulated deficit, which is disclosed in the November 30, 2021 condensed consolidated interim statement of financial position as $507,805 (August 31, 2021 - $517,642). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive (loss) income is entirely comprised of foreign currency translation gains and losses recorded on the Company’s investment in ACG.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the period.
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19.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, restricted funds, accounts payable and accrued liabilities, long-term debt, other long-term liabilities and derivative liabilities.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $291.

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of EIC achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

At November 30, 2021, the probability of EIC achieving the remaining two milestones, as discussed in Note 26, was estimated to be, 80%, and 0% respectively, and the discount rate was estimated to be 4%. If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $726 or $(852). If the discount rates increased or decreased by 1%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $55.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), outstanding trade and loan receivables, and restricted investments. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted funds on the statement of financial position at November 30, 2021 approximates $224,568 (August 31, 2021 - $235,949).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    21

As of November 30, 2021, the Company’s aging of trade receivables was as follows:

	NOVEMBER 30, 2021	AUGUST 31, 2021
0-60 days	$25,604	$20,029
61-120 days	72	886
Gross trade receivables	$25,676	$20,915
Less: Expected credit losses and reserve for product returns and price adjustments	(1,180)	(710)
	$24,496	$20,205

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At November 30, 2021, the Company had $99,710 (August 31, 2021 – $55,365) of cash and working capital of $217,834 (August 31, 2021 - $234,349). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at November 30, 2021:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$27,003	$27,003	$27,003	$—	$—	$—
Long-term debt	291	309	80	215	14	—
	$27,294	$27,312	$27,083	$215	$14	$—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s Moncton Campus, the Company is contractually committed to approximately $4,095 of capital expenditures.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Towards the end of fiscal 2021, the Company no longer had any exposure as the significant portion of debt was repaid, as a result a 1% change in benchmark interest rates will have no impact on the Company's interest expense.

20.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three months ended November 30, 2021 and 2020 is disaggregated as follows:

	NOVEMBER 30, 2021	NOVEMBER 30, 2020
Adult-use recreational wholesale revenue (Canadian)	$38,834	$22,544
Direct to patient medical and medical wholesale revenue (Canadian)	2,061	2,445
International wholesale (business to business)	3,429	240
Other revenue	21	51
Gross revenue	44,345	25,280
Excise taxes	(13,967)	(5,949)
Net revenue	30,378	19,331

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the three months ended November 30, 2021, the Company had three customers (November 30, 2020 – three customers), respectively, that individually represented more than 10% of the Company’s net revenue.

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21.    COST OF SALES
Cost of sales is comprised of the cost of inventories sold during the period, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions for inventory that do not pass the Company’s quality assurance standards and obsolete products and packaging, and other production overhead.

During the three months ended November 30, 2021, the Company recorded provisions in relation to excess and unsaleable inventories and biological assets as well as adjustments to net realizable value totaling $2,312 (November 30, 2020 - $3,126), which are detailed in Note 8.

During the three months ended November 30, 2021, the Company recorded $709 (November 30, 2020 - $2,664) in charges for unabsorbed fixed overhead related to reduced production volumes.

22.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “Claim”) was filed with the Supreme Court of Nova Scotia (the “Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the Court. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved. On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects. As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding. On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal’s decision with the Supreme Court of Canada. On November 5, 2020, the application for leave to appeal was dismissed by the Supreme Court of Canada.

The Company is working to settle what remains of the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover a portion of the fees or damages which may be associated with the Claim although the Company’s coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court.

On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit was filed with the Court of Queen’s Bench in Alberta (the “Alberta Claim”) seeking damages against several Canadian cannabis companies including the Company.  The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

At November 30, 2021, an amount of $2,338 (August 31, 2021 - $2,750) in regards to claims and other contingencies was included in the condensed consolidated interim statement of financial position under provisions. For the three months ended November 30, 2021, payments of $412 (November 30, 2020 - $nil) were made and no additional provisions (November 30, 2020 - $730) have been recorded in the condensed consolidated interim statements of operations and comprehensive loss.

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23.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	NOVEMBER 30, 2021	NOVEMBER 30, 2020
		(Note 29)
Office and general	$3,109	$3,145
Wages and benefits	2,870	1,885
Professional fees	1,077	1,252
Depreciation and amortization	815	489
Travel and accommodation	84	13
Utilities	29	18
Total general and administrative expenses	$7,984	$6,802

24.    GOVERNMENT SUBSIDIES
On April 1, 2020, Department of Finance Canada announced the CEWS, which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Also, on October 9, 2020, the creation of the new Canada Emergency Rent Subsidy ("CERS") program was announced to provide support to qualifying tenants and property owners in the form of rent subsidy that is made available to organizations that continue to endure declining revenues, and the lockdown support, which provides an additional top-up to those entities that must either close or significantly restrict their activities due to a public health order. Under these programs, the Company applied for subsidies for the three months ended November 30, 2021 of $nil (November 30, 2020 - $1,832), which has been included as government subsidies in the statements of operations and comprehensive loss.

25.     PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s Moncton Campus, which holds the Health Canada licenses required to conduct research and development (“R&D”) activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both the Company and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the Investment Proceeds was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds at November 30, 2021 is $30,422 (August 31, 2021 - $31,109).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the three months ended November 30, 2021, $675 of expenses has been recorded in the statement of operations and comprehensive loss. The Company’s accounts receivable include $427 (August 31, 2021 - $192) from BAT, inclusive of capital expenditures.

26.    ACQUISITION OF THE EDIBLES AND INFUSIONS CORPORATION
On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 if EIC achieves various milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC. The fair value of the Common Shares issued was based on the listed share price of the Company on closing of April 5, 2021 of $4.36 per share. The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 had been included in the statement of operations and comprehensive loss and $65 were been capitalized to share issuance costs

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of EIC are inputs (production equipment, manufacturing facility and a standard research and processing license), production processes and an organized workforce. The Company has determined that together the acquired
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    24

inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Contingent share consideration
The acquisition includes contingent share consideration based on various milestones as follows:

a) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market. This was achieved prior to August 31, 2021 and settled subsequently on September 8, 2021.
b) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022.
c) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022.

Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement.

As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. At August 31, 2021, the contingent consideration was adjusted to $9,038 to reflect changes in estimates, of which $3,500 was included in accounts payable and accrued liabilities on EIC's achievement of the first milestone. On September 8, 2021, the Company issued 1,039,192 Common Shares as consideration for the first milestone earnout, which the fair value of the Common Shares issued was based on the 5-day volume-weighted average listed share price of the Company of $3.37 per share. As at November 30, 2021, the remaining contingent consideration was adjusted to $5,356 to reflect changes in estimates and recorded in the statement of operations and comprehensive loss is a gain of $182.

Assets acquired and liabilities assumed
The Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's preliminary recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Property, plant and equipment	$12,470
Intangibles	2,685
Deposits on equipment	2,157
Other assets	28
Total assets	$17,340

Liabilities
Accounts payable and accrued liabilities	$2,047
Lease liability	2,153
Total liabilities	$4,200
Total identifiable net assets at fair value	$13,140

Consideration transferred
Equity instruments (5,045,873 common shares)	$22,000
Contingent consideration	5,249
Working capital adjustment	(19)
$27,230

Goodwill arising on acquisition	$14,090

Lease liability
The Company measured the acquired lease liability using the present value of the remaining lease payments at the date of acquisition. The right-of-use asset was measured at an amount equal to the lease liabilities.

Goodwill
The goodwill is attributable to the skills and technical talent of EIC's work force and the synergies expected to be achieved from integrating EIC into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

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27.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

28.    SUBSEQUENT EVENTS

i.Acquisition of Laurentian Organic Inc.
On December 21, 2021, the Company acquired all the issued and outstanding shares of Laurentian Organic Inc. ("Laurentian") in a cash and share transaction for aggregate consideration of $36,000, plus earnout share consideration based on Laurentian achieving adjusted EBITDA thresholds as set out in the purchase and sale agreement.

ii.Hyasynth Convertible Debenture
On December 22, 2021, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures bringing the Company's total investment in Hyasynth to $10,000, which provides the Company with a potential ownership interest of up to 48.9% on a fully diluted basis. The proceeds have been designated to advance Hyasynth's production scalability as well as investment in new cannabinoid technologies, business development and company growth. Additionally, certain terms of the previously issued debentures purchased by the Company have been amended.

29. COMPARATIVE FIGURES

Certain reclassifications have been made to the prior year's financial statements to enhance comparability with the current year's financial statements, none of the reclassifications result in a change to net loss or shareholders' equity.

The following reclassifications were to enhance disclosure of certain figures:

	THREE MONTHS ENDED
	NOVEMBER 30, 2020
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
Fair value adjustment to biological assets, inventories sold and other charges	$(12,832)	$12,832	$—
Realized fair value on inventories sold and other inventory charges	—	(12,718)	(12,718)
Unrealized loss on changes in fair value of biological assets	—	(114)	(114)
	$(12,832)	$—	$(12,832)

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
General and administrative	$7,448	$(646)	$6,802
Research and development	$—	$646	$646
	$7,448	$—	$7,448

STATEMENTS OF CASH FLOW - OPERATING ACTIVITIES	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
Fair value adjustment to biological assets and inventories	$13,561	$(13,561)	$—
Realized fair value on inventories sold and other inventory charges	$—	$12,718	$12,718
Unrealized loss on changes in fair value of biological assets	$—	$114	$114
Net changes in inventories	$4,488	$729	$5,217
Net cash used in operating activities	$294	$—	$294

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2021 AND 2020    26